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Exhibit 99.1

news release

        EMPLOYEES AT NORANDA'S ROSEVILLE RECYCLING FACILITY
RATIFY NEW THREE-YEAR COLLECTIVE AGREEMENT

ROSEVILLE, CALIFORNIA, May 10, 2004 — Noranda Recycling Inc. announced today that unionized employees at its end-of-life electronics recycling facility in Roseville, California have voted in favor of a new three-year collective agreement. The 65 unionized employees are members of the Machinist and Mechanics Lodge No. 2182.

The new three-year agreement includes an increase in base wages, as well as improvements to benefits and non-monetary programs. The previous contract was set to expire on May 17, 2004.

Noranda Recycling, a wholly-owned subsidiary of Noranda Inc., is one of the largest recyclers of electronic components and operates three end-of-life electronics recycling facilities located in Roseville California, Lavergne, Tennessee and Brampton, Ontario. It also operates two precious metals sampling facilities located in San Jose, California and in East Providence, Rhode Island.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Contact:
www.noranda.com

Dale Coffin
Director, External Communications
Noranda Inc.
416-982-7161
dale.coffin@toronto.norfalc.com

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  Exhibit 99.1